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                            August 10, 2021

       Daniel Clark
       General Counsel
       Sema4 Holdings Corp.
       333 Ludlow Street, North Tower, 8th Floor
       Stamford, Connecticut 06902

                                                        Re: Sema4 Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 4,
2021
                                                            File No. 333-258467

       Dear Mr. Clark:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Ethan Skerry